

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

January 27, 2009

Room 7010

Matthew T. Farrell
Vice President Finance and Chief Financial Officer
Church & Dwight Co., Inc.
469 North Harrison Street
Princeton, NJ 08543-5297

      Re: **Church & Dwight Co., Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2007
              File No. 001-10585

Dear Mr. Farrell:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Terence O'Brien
                    Accounting Branch Chief